UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 20, 2014

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

This Report on Form 6-K (this “Report”) is being filed to clarify an immaterial disclosure in the Annual Report on Form 20-F of NewLead Holdings Ltd. (the “Company”) for the year ended December 31, 2013, filed on May 9, 2014, as amended by the Amendment No. 1 on Form 20-F/A filed on May 12, 2014 (the “Form 20-F”).  The information being clarified in this Report pertains to the immaterial disclosures regarding the related party transactions with Aurora Properties Inc. (“Aurora”) which inaccurately disclose that the Company rented office space in New York, US, from Aurora, which is directed by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors.  The mischaracterized payments per year for the three years ended December 31, 2013 were actually reimbursement payments made by the Company through issuance of its common shares that related to travel, business and corporate expenses paid for by Mr. Zolotas and reimbursed to him in common shares of the Company issued to Aurora, as per his instructions.  The Company does not own, rent or maintain office space or other property in New York, NY.  Other than as expressly set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2014

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer